6/15

06014405

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Formation Capital Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

FILE NO. 82- 2783 FISCAL YEAR 2-28-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/15/06

FORMATION

RECEIVED
2006 JUN 15 P 1:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNUAL REPORT 2006
file 82-2783



COBALT

A BETTER FUTURE.

STRATEGIC. ENVIRONMENTAL. MEDICAL. INDUSTRIAL. HIGH-TECH.









2006 ANNUAL REPORT
FORMATION CAPITAL CORPORATION

2-28-06
AR/S

CONTENTS:



Fiscal 2006, spanning the period between March 01, 2005 and February 28, 2006, proved to be a challenging year further demonstrating management's unwavering resolve to see the Idaho Cobalt Project through to production. Despite the complexity of permitting a mine with the environment a priority, played out in a decidedly bureaucratic arena, advances were made on many fronts with key milestones nearing completion.

The company headed into the fiscal year with a strong balance sheet after closing a $10 million dollar financing in late February of 2005. The resulting strong financial position allowed the Company to be fiscally prepared for the unforeseen series of events leading to the permitting delays that followed through the summer of 2005. These unfortunate events were to occur during the summer doldrums in a resource sector that had not yet experienced its current level of resurgence.

The relatively weak markets of the summer of 2005 seem a distant memory in today's bullish commodities market. Gold's current 52 week low of US$414.45 per ounce seen May 31, 2005, was yet to materialize while few would have predicted its corresponding high of $725 per ounce nearly a year later on May 12, 2006. Similarly, silver did not see its 52 week low until it traded down to $6.74 per ounce towards the end of the summer on August 31, 2005. Silver's 52 week high of $14.94 per ounce was timed roughly to that of gold's on May 12, 2006.

March, the first month of the fiscal year, proved to be an active one for the company. The Company announced the appointment of Mr. Joseph A. Scheuering of Missoula, Montana as Mine Manager of the Idaho Cobalt Project. Mr. Scheuering has assisted the Company as it progresses through the feasibility and permitting process and will be responsible for the day to day operation of the cobalt mine.

Mr. Scheuering, a graduate of the Colorado School of Mines, brings a wealth of experience to the Company. His previous responsibilities included all aspects of mine operation with a number of companies having held such positions as Mine Planning Engineer, General Mine Foreman, Mine Superintendent, General Superintendent, Project Manager and General Manager. Mr. Scheuering offers the Company a distinguished career spanning over 35 years and Management was pleased to welcome him as Mine Manager of the Idaho Cobalt Project.

In an effort to expedite the Definitive Feasibility Study, the Company announced the appointment of MTB Project Management Professionals, Inc. (MTB) as Manager of the Company's Definitive Feasibility Study on the Idaho Cobalt Project. The upcoming completion of this document is considered a milestone in the development of the cobalt project, as it is a comprehensive engineering document designed to evaluate the economic parameters of the deposit to the satisfaction of financiers. It is considered to be the definitive document required for the successful completion of financing for the construction of the mine through to production. Mr. Mike Irish, Manager of Metallurgy, P.Eng., M.S. Met. Eng., is the Qualified Person working directly on the feasibility study.

MTB is a well established consulting firm that provides comprehensive project management services to the mining and other industries in North America and abroad. MTB helps owners and developers manage entire projects from initial concept and pre-feasibility, through design and construction, to commissioning and startup. Notwithstanding the many revisions the Idaho Cobalt Mine Plan of Operations has undergone during the permitting process during this past fiscal year, under the management of MTB, the Company is expecting the completion of the definitive feasibility study in the summer of 2006.

Closing out the month, the Company announced in late March an updated, National Instrument 43-101 compliant, resource estimate for the project completed by Mine Development Associates (MDA) of Reno, Nevada, based on drilling completed in 2004. This document was SEDAR filed on May 02, 2005 and is available for public viewing. Significantly, the updated resource estimate showed an increase of 67% in the measured and indicated resource on the Ram deposit over the estimate outlined in MDA's pre-feasibility study dated May 2001 utilizing a 0.3% cobalt cut-off grade. The updated report also indicated a 65% increase in contained pounds of cobalt in the Ram deposit.

MDA's latest report, estimates undiluted measured and indicated resources on the Ram deposit at a 0.2% cut-off grade total 1,916,442 tons (1,344,447 tons in the measured category) grading 0.605% cobalt, 0.57% copper and 0.014 ounces per ton gold with inferred resources of 952,200 tons grading 0.714% cobalt, 0.79% copper and 0.016 ounces per ton gold. The significant increase in the measured resource within the Ram deposit is expected to result in a marked increase in the reserve estimates that will form part of the Definitive Feasibility Study. Encouragingly, all deposits remain open along strike and to depth.

In contrast to these positive announcements, the Company was about to face a series of challenges in the permitting arena. In 2004, the Company submitted an Exploration Decline Plan of Operation (EDPO) to the Forest Service that entailed the construction of 1,000 feet of spiral decline to access the ore body on the RAM deposit for the purpose of collecting a bulk sample of the ore. This sample was to be used for additional metallurgical test work and for the collection of additional geotechnical data. The data from this decline would have assisted in the design of the final configuration of mine openings and provide the opportunity to further define economic parameters for mine development.

In the midst of the resource sector's summer doldrums, the Company learned that the sole opponent to the EDPO was the Blackbird Mine Site Group (BMSG), a consortium of companies and government agencies that are liable to the United States for on-going and past discharges of hazardous substances, primarily metals, to local streams, rivers and ground water from the Blackbird Mine (located adjacent to the Company's property). BMSG speculated the EDPO may possibly increase the compliance cost to BMSG of continued remedial work, despite the fact that the Forest Service's review of the EDPO agreed with their own environmental advisors as well as Formation's, that the decline would have "no measurable impact on the environment". In response to BMSG claims, the Company re-submitted the EDPO with the addendums that previously addressed these claims now being incorporated into the core of the document.

Notwithstanding the Forest Service's positive review of the EDPO, in response to recent federal rulings concerning National Forests, the Forest Service ruled in October that the EDPO could not be approved as submitted as it was considered a "connected action" to the Idaho Cobalt Mine Plan of Operations and would have to be reviewed in conjunction with the Environmental Impact Statement for the mine itself. Although disappointing, the decline was not "mission critical", as the information it would have afforded the Company's engineers and metallurgists has since been provided by data collected from additional core drilling and metallurgical test work.

Further demonstrating the challenges facing an emerging mining company, in a letter from the BMSG to the Forest Service, the BSMG stated it had not granted the Company access across their property despite the fact Formation had been granted free and clear access through the Blackbird Mine site since inception of the Idaho Cobalt Project in the mid 1990's. With the laws clearly in our favor on matters of access for development of projects on public lands, BMSG actions prompted the Company to immediately seek judicial approval of access across the site.

On June 30, 2005, Judge James Herndon, Seventh Judicial District of the State of Idaho, Lemhi County, ordered BMSG to continue to allow the Company access across the Blackbird Mine site. Judge Herndon has yet to rule on permanent access across the Blackbird Mine site for all purposes, including mining. He rationalized that such a decision was premature in light of the fact the Company had not yet finalized its Mine Plan of Operations and Draft Environmental Impact Statement. Management is confident that his future permanent ruling will, as well, be a favorable decision for the Company and its shareholders.

Moving forward, on July 19, 2005 the Company announced it had commenced a diamond drill program on the south end of the Ram deposit, the flagship deposit of the Idaho Cobalt Project, which was to continue into 2006. The purpose of the diamond drill program was two fold. As recommended by Mine Development Associates (MDA), it was designed to gain geotechnical data to optimize mine stope design and support, particularly for the early years of mine production on the ICP. In addition, the drill program was intended to further delineate the open-ended mineralization discovered in the 2004 drilling on the southern portion of the Ram deposit where some of the widest drill intercepts with the highest grades were encountered.

The drill program was successful in achieving both these goals. Drilling demonstrated that the permissive sequence for cobaltiferous mineralization in the Ram deposit remains open at both the north and south ends along strike and continues to remain open down dip. This represents a currently defined strike length of approximately 2,800 feet, with ore grade cobalt mineralization having been documented over 2,600 feet of strike length. As well, the data from this program is currently being incorporated into the Definitive Feasibility Study with the intent of improving the overall economics of the deposit and increasing the existing mine life. Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project.

Heading into the third fiscal quarter a series of frustrating permitting delays were to be encountered. In October the Company was informed that the Forest Service had prepared a revised schedule for the Idaho Cobalt Project's Draft Environmental Impact Statement (DEIS) and Record of Decision (ROD) for the Mine Plan of Operations. At the time, the Forest Service estimated the availability of the DEIS as January of 2006, with an estimated ROD of May 2006. This reflected a two month delay from the Forest Service's previous estimates of November 2005 and March 2006 for the DEIS and ROD respectively.

By the end of the fiscal year, it was apparent that even this schedule would need further revision. These delays did not reflect any major concerns with any specific issues, rather they were related to the Forest Service and the Company needing additional time to fully evaluate and test a very complicated computer model that was designed to predict ground and surface water quality not only statically, but also dynamically over time. Demonstrating the Company's commitment to the principals of environmentally sound mining practices, it spent in excess of US $1 million developing this "Dynamic Systems Model" that is designed to demonstrate that the cobalt mine will have no measurable impact on ground and surface waters.

In the face of these permitting setbacks, efforts made earlier in the year on other fronts were coming to fruition. On October 5, 2005 the Company announced its 100% owned precious metals refinery had achieved a key milestone in business development by securing a long term contract with a primary silver producer.

The company is currently negotiating with this silver producer to bid on refining silver from some of its future production. In addition to this anchor customer and in light of the relatively recent price performance of silver, the Refinery's precious metals feed sources from recyclables witnessed a sharp increase. These recyclables include pre-1965 U.S. coins and sterling scrap. The refinery is rapidly establishing itself as a reliable, consistent producer of high quality silver and gold bullion for its clients.

Significant news regarding the on-going drill program followed shortly thereafter. The reported diamond drill core intercepts from the Ram deposit, that included 17.4 feet grading 1.47% cobalt, 0.19% copper and 0.021 ounces per ton gold, are considered very significant, as they not only represent some of the highest grades and widest mineralized widths encountered on the Ram deposit to date, but also demonstrated an increased level of confidence for the continuation of the Ram deposit ore zone down dip and along strike.

In November, regarding the progress of the feasibility study, the Company announced it was allotting additional time to re-evaluate and improve upon a number of aspects of the report. This re-evaluation has ultimately refined the projected capital and operating costs, the details of which will be outlined in the Definitive Feasibility Study, currently in progress.

The progress report also summarized significant accomplishments, specifically regarding the metallurgical test work, confirming the pre-feasibility

study mill design and flow sheet, as well as metal recoveries from the mill. The work also showed cobalt autoclave leach recoveries at the refinery of greater than 98%, with associated copper recoveries with concentrate regrind and leaching aid of greater than 96%.

The data also indicates chemically bound arsenic in the concentrate can be stabilized in two products; the leach residue that will be marketed for gold recovery, and the iron/arsenic gypsum residue. Both residues have passed the USEPA TCLP 1312 test, indicating the mineral processing waste products can be disposed of in an environmentally sound manner in accordance with Environmental Protection Agency guidelines.

Subsequent to the end of the third fiscal quarter, with the Company's share price reflecting the announced delays in the DEIS and the Definitive Feasibility Study, the Company gave notice to holders of 20,313,799 warrants due to expire on December 5, 2005 of an extension of these warrants without a change in exercise price. The warrants and the certificates representing the warrants outstanding were amended to provide that each warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share, as to 19,099,999 warrants, and at a price of $0.35 per share, as to 1,213,800 broker warrants, until 4:00 p.m. PST on September 15, 2006.

These amended warrants are subject to the Accelerated Expiry Date, the details of which were announced in the Company's December 2, 2005 news release. The extension of these warrants represents a potential "built in" financing that would net approximately $10 million for the Company, without the additional dilution of a separate equity financing that would most likely involve additional warrants, broker warrants, associated fees and commissions.

To assist the Company in conveying to the local Salmon and Idaho communities the benefits of the proposed cobalt mine and help ensure transparent communication between concerned parties and project managers, the Company engaged a public relations firm to help realize this goal.

One of the first tasks undertaken was to commission a survey, conducted by nationally respected survey firm – Moore Information of Portland, Oregon, of the local Lemhi County residents for their opinion of the proposed cobalt mine. The survey indicated that 68% were aware of the Idaho Cobalt Project and of those aware of it, it was favored by a margin of 77% to 7%.

Interestingly, after being read a set of facts about the project, including the Company's supportive approach to the environment, those favoring the project jumped to 84% with opposition dropping to 6%. It became increasingly clear that proper education of the local community regarding the project is of paramount importance.

To that end, the Company has commenced an ongoing program of open communication between interested parties and project management, that include the establishment of a dedicated website for the project (www.idahocobalt.com), running a series of educational advertisements and editorial features in local newspapers, the commencement of an Idaho Cobalt Project Newsletter and the scheduling of meetings between local, state and federal politicians and government officials.

In January, the long awaited results from the Company's 2005 Virgin River uranium joint venture project located in the south central portion of the Athabasca Basin of northern Saskatchewan were announced. The project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited and UEM, jointly owned by Cameco Corporation and by Areva subsidiary Cogema Resources Inc. Coronation Mines Limited owns 2% of the project with the first right to acquire up to 10% of the project and is carried through to $10 million worth of exploration and development. Approximately $1.94 million was spent on the 2005 program with approximately $6.44 million having been spent on the project to date.

The program was designed to follow up on the 2004 drill results that returned a zone of high-grade mineralization that assayed 5.83% U3O8 over 6.4 m from 789.1 to 795.5 m with 13.86% U3O8 over 2.5 m from 792.0 to 794.5 m. Mr. Dan Jiricka, P.Geo., P.Eng., Senior Geologist for Cameco Corporation is the Qualified Person working directly on the project.

Notably, the recently named Centennial Zone currently displays a minimum apparent strike length of 100 m, across strike width of 12 m and is open along strike to the north and south.

According to Cameco, excellent uranium exploration potential is indicated in this area and the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration. To follow up on these encouraging results from 2005, a ground TEM and surveying program is currently underway with supporting diamond drilling scheduled for this summer. The total program is budgeted for $2 million.

The sharp upturn in the resource market heading into 2006 was reflected in the Company's share price as it rose from the low twenty cent rage to the high thirties, where it has since maintained this level.

Subsequent to fiscal year end, over a period of one month of strong liquidity in the FCO market, the Company raised $370,500 dollars through the exercise of 2.47 million employee incentive stock options. These options, issued on May 12, 2003 at the then current market price of $0.15, were due to expire on May 12, 2006. During the fiscal year, the Company also raised $70,000 on the exercise of 200,000 share purchase warrants prices at $0.35.

Along with Management, the investment community is eagerly awaiting completion of some key corporate milestones, in particular the receipt by the Forest Service of the Draft Environmental Impact Statement and the completion of the Definitive Feasibility Study, expected sometime this summer. Working through the National Environmental Policy Act with the concerned agencies has resulted in many revisions and subsequent delays in the scheduled receipt of these critical documents, which are now nearing completion. It is Managements goal to ensure the perseverance of all those involved in the lengthy permitting process and the patience of the Company's shareholders will be awarded in fiscal 2007.

FORMATION CAPITAL CORPORATION

Mari-Ann Green, C.E.O.

May 26, 2006

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Formation Capital Corporation (the "Company") and the notes thereto, for the period ended February 28, 2006. This MD&A is prepared as of May 26, 2006.

Overview

Formation Capital Corporation (the "Company") is a mineral exploration and development company listed on the Toronto Stock Exchange. The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation, U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. More recently, its 100% owned subsidiary, Essential Metals Corporation (formerly known as Formation Chemicals, Inc.), has been operating a precious metals refining business, which was put into commercial production in September of 2005. The Company's main focus is currently centered on its flagship property, the Idaho Cobalt Project (the "ICP"), located in Lemhi County, Idaho, near the town of Salmon.

The ICP is now in the definitive feasibility and permitting stages of development. Management cannot ascertain with certainty when the mine permits will be approved, however it is anticipated, based on information received to date, that the permits will bė granted within the next twelve months. At such time, with sufficient financing in place, mine construction could commence. This mine would be the only primary cobalt producer in the Western Hemisphere.

Formation Capital Corporation has four wholly owned subsidiaries; Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V. are engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties in the United States, Canada and Mexico respectively. Essential Metals Corporation owns and manages the Big Creek Hydrometallurgical Complex just outside of Kellogg, Idaho (the "Complex"). The Complex originally consisted of three separate plants as well as the adjoining land and tailings facility.

The 36,000 sq. ft. building holds the SXEW circuits (Solvent Extraction Electrowinning circuits) for the extraction of copper, the autoclave circuits suitable for the extraction of cobalt (upon retro-fitting), and finally, the precious metals refining section of the plant, known as the Sunshine Precious Metals Refinery.

The sections that follow provide information about the important aspects of our operations and investments, on a consolidated basis, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments. In addition, we have highlighted key trends and uncertainties to the extent practicable.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources. The following discussion should be read in conjunction with the Company's audited consolidated financial statements for the year ending February 28, 2006 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries. Political developments affecting metal production can move quickly and unpredictably in some of the major cobalt producing countries such as the Democratic Republic of the Congo, Zambia, Cuba and Russia and especially in those countries that are currently coping with armed conflicts. While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as the re-chargeable battery sector, aerospace, high-tech, prosthetics, industrial, high-temperature steels and environmental applications such as gas to liquids, oil desulphurization and hybrid-electric vehicles. We also monitor cobalt-related consumption expenditures such as computers, cell phones, paints, radial tires and stove elements.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect Management's focus on the following key areas:

- Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world's growing cobalt market.

- Financing Income – The financial statements reflect the emphasis of Management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last completed fiscal period.

Description of Business

The Company holds mineral exploration properties in Canada, the United States and Mexico. The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation, U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. More recently, its 100% owned subsidiary, Essential Metals Corporation, has been engaged in the operation of a precious metals refining business and holds and maintains the SXEW circuits (Solvent Extraction Electrowinning circuits) for the extraction of copper and the autoclave circuits suitable for the extraction of cobalt which will require retro-fitting in accordance with the engineering parameters outlined in the Company's upcoming Definitive Feasibility Study.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company's current operations are conducted through joint venture entities. The following is a brief discussion of the Company's major mineral exploration and development projects:

Idaho Cobalt Project – Idaho, USA

The Company's principal property is the Idaho Cobalt Project located in Lemhi County, Idaho, acquired through staking in 1994, where current extensive permitting efforts are underway. The Idaho Cobalt Project covers an area of approximately 2,500 acres of mining claims. The Company has exercised its lease option agreement and now owns a 100% interest in these claims.

During the 2006 fiscal year, the Company commenced a diamond drill program on the south end of the Ram deposit, the flagship deposit of the Idaho Cobalt Project, which was to continue into 2006. The purpose of the diamond drill program was two fold. As recommended by Mine Development Associates (MDA), it was designed to gain geotechnical data to optimize mine stope design and support, particularly for the early years of mine production on the ICP. In addition, the drill program was intended to further delineate the open-ended mineralization discovered in the 2004 drilling on the southern portion of the Ram deposit where some of the widest drill intercepts with the highest grades were encountered. The drill program was successful in achieving both of these goals. This drilling clearly demonstrated that the permissive sequence for cobaltiferous mineralization in the Ram deposit remains open at both the north and south ends along strike and continues to remain open down dip. This represents a currently defined strike length of approximately 2,800 feet, with ore grade cobalt mineralization having been documented over 2,600 feet of strike length. As well, the data from this program is currently being incorporated into the Definitive Feasibility Study with the intent of improving the overall economics of the deposit and increasing the existing mine life.

In the previous year, a drill program of 28 drill holes totaling 24,871 feet was successfully completed which led to an updated resource estimate completed by Mine Development Associates (MDA) of Reno, Nevada as summarized in the table below. Data from this years drilling will be incorporated into the feasibility study currently in progress.

Total Cobalt Project Resource utilizing 0.2% cut-off

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,606,194	0.59	0.51	0.014
Indicated	575,590	0.64	0.63	0.015
Total M&I	2,181,784	0.60	0.56	0.014
Inferred	1,505,563	0.58	0.87	0.016
Contained Metal		**43.5 million lbs**	**50.0 million lbs**	**55,000 ounces**

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. An option agreement requires annual advance royalty payments of US$400 per claim to 2006. During the year ended February 29, 2004 the Company amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner. There have been no payments due since the Company amended the option agreement to extend the term.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. A total of US$39,900 (2005 - US$36,900) has been paid to date to the optionor.

To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

Los Cocos – Mexico

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement due to difficulties in re-acquiring strategic core ground and the inability to reproduce previous operator's data.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 that was completed at year end February 28, 2003. The Company now has a 100% interest in the property.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan. During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho. A total of US $22,400 (2004 - US $21,000) has been paid to date to the optionor. Total purchase price of US $1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100% and has completed a helicopter-borne aeroTEM IV electromagnetic & magnetometer survey.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed).

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM, a corporation owned 50% by Cameco and 50% by Areva's wholly owned subsidiary, Cogema, on the Virgin River project located in the Athabasca Basin of northern Saskatchewan.

Coronation Mines Limited owns 2% of the project with the first right to acquire up to 10% of the project and is carried through to $10 million worth of exploration and development. Approximately $1.94 million was spent on the 2005 program with approximately $6.44 million having been spent on the project to date.

The program was designed to follow up on the 2004 drill results that returned a zone of high-grade mineralization that included assays of 5.83% U3O8 over 6.4 m from 789.1 to 795.5 m with 13.86% U3O8 over 2.5 m from 792.0 to 794.5 m.

According to Cameco, excellent uranium exploration potential is indicated in this area and the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration. To follow up on these encouraging results from 2005, a ground TEM (Time Domain Electromagnetic) and surveying program is currently underway with supporting diamond drilling scheduled for this summer. The total program is budgeted for $2 million.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Financial Overview

Selected Annual Information

	2006	2005	2004
Revenues	$ 8,441,165	$ -	$ -
% change	100%	n/a	n/a
General and administrative expenses	$ 2,117,600	$ 2,775,361	$ 1,616,284
% change	-24%	72%	107%
Net loss	$ 2,274,329	$ 2,589,485	$ 1,560,287
% change	-12%	66%	104%
Basic and diluted loss per share	(0.01)	(0.02)	(0.02)
Total assets	$ 44,681,835	$ 44,856,136	$ 32,678,581
Total liabilities	$ 1,169,843	$ 826,281	$ 379,992
Cash dividends declare per-share for each class of share	nil	nil	nil

Results of Operations February 28, 2006 and February 28, 2005

The consolidated loss for the year ended February 28, 2006 was $2,274,329 or ($0.01) per share compared with a loss of $2,589,485 or ($0.02) per share for February 28, 2005. The majority of the decrease in loss is related to a reduction in non cash stock based compensation to $752,200 in 2006 verses $1,502,979 in 2005. In 2006, the Company incurred stock based compensation of $752,200 from the issuance of stock options to directors, employees and consultants, representing approximately 33% of the 2006 loss. In 2005, the Company incurred $480,000 of stock based compensation relating to the deemed value for the issuance of 1,200,000 shares and $1,022,979 from the issuance of stock options to directors, employees and consultants representing approximately 58% of the 2005 loss. The other major component of the loss was the net effect of our sales from the Sunshine Precious Metals Refinery of $8,441,165 less cost of operation of $8,789,141 for an addition to our loss of $347,976. Starting in September 2005, Essential began receiving commercial quantities of product from several major customers. We are receiving silver doré from Mexico (approximately 50% of the total feed) through a contract with a major silver producer, high grade silver products and pre-1965 silver US coins from other refiners, This represents six months of commercial production at the Sunshine Precious Metals Refinery. For the fiscal year ending February 28, 2006, Essential produced 2,647,145 troy ounces of silver in nominal 1000 ounce bars and gold production was 2,207 troy ounces.

General and administrative ("G&A") expenses totaled $2,117,600 for the year ended February 28, 2006. This represents a decrease of 24% from the previous year end of $2,775,361 reflecting decrease for accounting and audit, advertising and promotion, management fees, office and shareholder information and stock based compensation partially offset by an increase in administration, bank, interest and finance costs, depreciation & amortization, foreign exchange, legal fees and listing and filing fees. The increase in administration is directly related to G&A costs from the refinery operations which added $138,166 to the consolidated administration. The increase in bank charges, interest and finance costs relate to a settlement of $20,000 in relation to an uncompleted financing.

The Company transacts business and holds assets and liabilities in US dollars. Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations. Such fluctuations resulted in foreign exchange losses of $185,654 during the year ended February 28, 2006 compared to a loss of $13,488 in the year ended February 28, 2005.

Other income of $191,247 was recorded for the year ended February 28, 2006, up from $185,876 at the end of February 28, 2005 which is mainly attributable to additional interest income with higher rates available.

Results of Operations February 28, 2005 and February 29, 2004

The consolidated loss for the year ended February 28, 2005 was $2,589,485 or ($0.02) per share compared with a loss of $1,560,287 also ($0.02) per share for February 29, 2004. The increase is related to general increased spending in almost all categories with the exception of financing costs which have decreased significantly with the conversion of the debentures prior to year end February 29, 2004. The loss also includes non cash items of $480,000 relating to the deemed value for the issuance of 1,200,000 shares from the stock based compensation plan and $1,022,979 from the issuance of stock options to directors, employees and consultants which represents approximately 59% of the loss.

General and administrative expenses totaled $2,775,361 for the year ended February 28, 2005. This represents an increase of over 72% from the previous year end of $1,616,294, reflecting an increase in accounting, audit, administration, advertising and promotion, legal fees, listing and filing fees, management fees, office expenses and corporate communications. These were offset by a decrease for bank charges and interest with the conversion of the debentures prior to year end 2004. Commencing with the closing of the financing on December 5, 2003, the Company ramped up all operations including increasing shareholder and investor awareness of the Company through a comprehensive corporate communications program, along with adjusting executive contracts and adding additional accounting and administrative staff. The role and expense of corporate secretary is now included in our legal fees which has increased along with our accounting and auditing reviews with the changing rules for corporate compliance and disclosure.

The Company transacts business and holds assets and liabilities in US dollars. Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations. Such fluctuations resulted in foreign exchange losses of $13,488 during the year ended February 28, 2005 compared to a gain of $22,375 in the previous year.

Other income of $185,876 was recorded for the year ended February 28, 2005, up from $56,007 at the end of February 29, 2004 mainly attributable to additional interest income with larger cash deposits on hand.

Capital Resources and Liquidity February 28, 2006 and February 28, 2005

The Company's working capital as at February 28, 2006 was $5,357,817 compared with $14,170,195 at February 28, 2005. The decrease is mainly attributed to increased spending on the permitting and feasibility for the Idaho Cobalt project.

During the year ended February 28, 2006 the Company received $916,750 on exercise of 2,626,525 share purchase warrants and issued 543,435 common shares for gross proceeds of $87,515 on the exercise of stock options.

During the year ended February 28, 2005 the Company raised an additional $2,952,707 through the issuance of 9,823,949 share purchase warrants and issued 2,401,565 common shares for gross proceeds of $619,435 on the exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on the issuance of shares from the share compensation plan.

Mineral property expenditures for the year ended February 28, 2006 were $8,088,406 representing an additional $1,675,584 over the year ended February 28, 2005, which was $6,412,822.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $7,988,902 expended on permitting, feasibility and drilling during the period compared to $6,234,376 for the previous period. Expenditures on capital assets (property, plant & equipment) were $558,550 compared to $1,901,911 with the bulk of the expenditures attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery during the year ended February 28, 2005.

The precious metals inventory valued at the lower of cost or net realizable value is $3,722,277 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery. The prepaid expenses and deposits were slightly lower than at the previous year end with the metallurgical testing and EIS contractors holding deposits, offset by certain feasibility study contractors and associated drilling contracts returning deposits.

Accounts payable are higher commensurate with increased Company activity that included conducting permitting and mine feasibility work. The $26,007 in accounts receivable is comprised of interest receivable from short term bank deposits, goods and services tax (GST) refunds.

Capital Resources and Liquidity February 28, 2005 and February 29, 2004

The Company's working capital as at February 28, 2005 was $14,170,195 compared with $10,634,399 at February 29, 2004. The increase is attributed to successful private placement financing activities.

During the period ended February 28, 2005 the Company completed two private placements with the issuance 25,300,000 common shares for gross proceeds of $10,150,000 (less share issue expenses of $881,370). In addition the Company received $2,929,707 on the exercise of 9,823,949 share purchase warrants, issued 2,401,565 common shares for gross proceeds of $619,435 on the exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on the issuance of shares from the share-based compensation plan.

During the year ended February 29, 2004 the Company completed three private placements with the issuance of 43,625,275 common shares and 23,776,434 share purchase warrants for gross proceeds of $10,663,400 (less share issue expenses of $950,945) and the exercise of 14,030,163 share purchase warrants and stock options for gross proceeds of $3,294,389. On December 9, 2003 and February 24, 2004 the holders of the convertible debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share. As a result of the debenture conversion, the Company issued 3,440,000 common shares.

During the year ended February 29, 2004 deferred financing costs of $227,738 were expensed to operations with the balance charged to share capital and contributed surplus upon conversion of the debentures leaving a nil deferred financing cost for February 29, 2004.

Mineral property expenditures for the year ended February 28, 2005 were $6,412,822, an additional $5,294,870 over the year ended February 29, 2004 which was $1,117,952.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $6,234,376 expended on permitting and drilling during the year compared to $1,143,283 for the previous year. Expenditures on capital assets (property, plant & equipment) were $1,901,911 compared to $481,620 with the bulk attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery.

The precious metals inventory, valued at the lower of cost or net realizable value is $1,500,103 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery.

The prepaid expenses and deposits were higher than the previous year end due to metallurgical testing and EIS contractors holding deposits offset by the return of the associated drilling deposits. Accounts payable are higher commensurate with increased Company activity that included conducting permitting and mine feasibility work. The $47,860 in accounts receivable is comprised of interest receivable from short term bank deposits and goods and services tax (GST) refunds.

Quarterly Financial Information

For the quarters ended 2006/2005	February 28	November 30	August 31	May 31
Interest and Other Income	-83,798	27,098	164,030	83,917
Net Loss	(1,616,807)	(176,986)	(40,458)	(440,078)
Loss per Share	(0.01)	(0.00)	(0.00)	(0.00)

For the quarters ended 2005/2004	February 28	November 30	August 31	May 31
Interest and Other Income	29,455	48,585	53,383	54,453
Net Loss	(608,780)	(957,614)	(853,094)	(169,997)
Loss per Share	(0.01)	(0.01)	(0.00)	(0.00)

As at February 28, 2006 there were 162,382,018 outstanding common shares, 8,510,000 outstanding stock options and 38,430,812 share purchase warrants outstanding and exercisable. As at May 26, 2006 there were 165,052,018 outstanding common shares, 5,990,000 outstanding stock options and 37,612,812 share purchase warrants outstanding.

Fourth Quarter Review

During the quarter ended February 28, 2006 the Company incurred general and administration expenses of $1,185,033 compared to $638,235 for the quarter ended February 28, 2005. The increase was attributable to the higher accounting and audit fees with our year end, additional administration charges relating to the operation of the refinery, foreign exchange costs with the refinery assets valued in US$ and increase of non cash stock based compensation of over $550,000. The Company also increased their mineral property expenditures by $1,636,656 in the quarter ended February 28, 2006 compared to $1,371,550 in the quarter ended February 28, 2005. These amounts were offset in 2005 with the closing of a financing and raising in excess of $10,000,000 for further financing our projects.

Proposed Transactions

None

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has certain obligations with respect to mineral property expenditures and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,681,700 under certain circumstances if certain of those agreements are terminated.

In addition, certain contractual obligations are due within the next five years relating to the office lease and equipment along with the writing of the environmental impact statement and feasibility study for the Idaho Cobalt project.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver. At the end of the fiscal year February 28, 2006 and May 26, 2006 the Company had no outstanding call options related to its silver holdings.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are contained in Note 2 to the audited consolidated financial statements for the year ended February 28, 2006. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets carrying value exceeds expected future cash flows.

Property, plant and equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained.

A portion of the Complex, the Sunshine Precious Metals Refinery, commenced commercial production in 2005. For the period ended February 28, 2006 the refinery had processed in excess of 2,600,000 oz silver and approximately 2,200 oz of gold.

Stock-based compensation

Effective March 01, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. These models require inputs such as volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves. The estimation of resources and reserves involves the application of scientific principals as well as the exercise of educated judgement. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the interpretation of results of future drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion.

In addition, changes in resource and reserve estimates, the price of cobalt, gold, copper or silver and future operating and capital costs can have a significant impact on the impairment assessments of the assets. Although the ICP has measured and indicated resources as reported in accordance with Canadian securities laws, the commercial viability of developing the ICP will depend on the results of a full definitive feasibility study, which has commenced but is not yet complete. At present, none of our properties have a known body of commercial ore.

Asset retirement obligation

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure. The Company's mining, exploration and development activities are subject to various levels of federal, provincial and state law, as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management's judgement and independent professional consultants' estimates are considered when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Risk Management

The nature of the mining industry involves significant risks. Even with the Company's careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated. As such, it is impossible to guarantee that current or future exploration programs will establish reserves. The historic qualities of mine ores and market prices of the commodities being explored have been highly volatile. To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to continually re-evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry. The Company cannot predict future policies and interpretations. The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining or surpassing these standards.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding. It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons deeming insurance impractical.

Subsequent Events

From February 28, 2006 to May 26, 2006 the Company issued 2,670,000 common shares for proceeds of $440,500 on the exercise of share purchase warrants and stock options.

Integrity of Disclosure

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Board and the Audit Committee. The Company's chief executive officer and chief financial officer have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ended February 28, 2006

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities. The Audit Committee conducts its role of ensuring the integrity of the reported information through its review of the interim and audited consolidated financial statements prior to their submission to the Board of Directors for approval.

Outlook

In the coming year, the Company expects to focus the majority of its activities on the permitting and the completion of the Definitive Feasibility Study for the Idaho Cobalt Project and the ramp-up of operations at the Sunshine Precious Metals Refinery. We will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets. Pending production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability. In Management's view, the Company's cash position will not be sufficient to fund development expenditures. As we move forward on the Environmental Impact Statement and eventual Record of Decision, the Company will require mine construction financing consistent with the Definitive Feasibility Study expected in the summer of 2006.

The Company has moved closer to its goal of becoming America's sole integrated cobalt miner and refiner and has achieved its goal of becoming a precious metals bullion producer. Currently, the Company is processing customer's material at the refinery and has secured a long term contract with a major silver producer and is in continuing discussions regarding the processing of additional material.

At year end the Company had working capital of over $5.36 million. It has no significant source of revenue from operations and its ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The advancements in permitting and engineering on the Company's 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional Information

The Company was named as the defendant in a lawsuit commenced by MFC Bancorp Ltd. that claimed $50,000 was payable to it by the Company. The Company settled this claim for $20,000 in the period ended May 31, 2005.

In June 2005 the Company sought judicial approval for access across the Blackbird Mine site in response to a letter from the Blackbird Mine Site Group addressed to the US Department of Agriculture wherein it had stated it "has not given Formation permission to access [the Idaho Cobalt Project through] the Blackbird Mine site for the construction of the exploration decline." Judicial approval was received for limited (exploration) access only. The Company is reviewing its options to receive permanent access.

Additional information is provided in the Company's audited consolidated financial statements for the years ended February 28, 2006, February 28, 2005 and prior years. Information Circulars and Annual Information Forms are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management's analysis only as of the date hereof. Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

Mari-Ann Green
Chairman, CEO

J. Paul Farquharson
CFO

May 26, 2006

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Formation Capital Corporation
(An exploration stage company)

We have audited the consolidated balance sheets of Formation Capital Corporation (an exploration stage company) as at February 28, 2006 and February 28, 2005 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended February 28, 2006 and for the period from inception on June 13, 1988 to February 28, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2006 and February 28, 2005 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2006 and for the period from inception on June 13, 1988 to February 28, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
May 26, 2006

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

ASSETS	February 28, 2006	February 28, 2005
CURRENT		
Cash and cash equivalents	$ 2,636,961	$ 13,161,884
Precious metals inventory (Note 3)	3,722,277	1,500,103
Amounts receivable	26,007	47,860
Prepaid expenses	142,415	286,629
TOTAL CURRENT ASSETS	6,527,660	14,996,476
RECLAMATION DEPOSIT	19,322	20,970
MINERAL PROPERTIES (Note 4)	32,860,958	24,772,552
PROPERTY, PLANT AND EQUIPMENT (Note 5)	5,273,895	5,066,138
TOTAL ASSETS	$ 44,681,835	$ 44,856,136
LIABILITIES		
CURRENT		
Accounts payable	$ 345,970	$ 503,465
Accrued liabilities	823,873	322,816
TOTAL LIABILITIES	1,169,843	826,281
COMMITMENTS (Note 15)		
SHAREHOLDERS' EQUITY		
Share capital (Note 8)		
Authorized		
50,000,000 preferred shares without par value		
Unlimited common shares without par value		
Issued		
162,382,018 common shares (2005 - 159,212,058 shares)	56,682,645	55,631,626
Contributed surplus	2,314,548	1,609,101
Deficit, accumulated during exploration stage	(15,485,201)	(13,210,872)
TOTAL SHAREHOLDERS' EQUITY	43,511,992	44,029,855
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 44,681,835	$ 44,856,136

APPROVED BY THE BOARD

Director

Director

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Operations

(Canadian Dollars)

	Cumulative from inception on June 13, 1988 to February 28, 2006	For the years ended February 28, 2006	February 28, 2005	February 29, 2004
REVENUE - Refinery	$ 8,441,165	$ 8,441,165	$ -	$ -
COST OF REVENUES (including depreciation of $285,378)	8,789,141	8,789,141	-	-
	(347,976)	(347,976)	-	-
EXPENSES				
Accounting and audit	1,593,589	243,995	271,420	156,001
Administration	1,343,304	282,964	174,750	136,455
Advertising and promotion	1,067,982	42,917	167,165	16,168
Bank charges, interest and financing costs	671,488	20,626	2,771	236,697
Depreciation	589,044	65,415	51,882	42,273
Foreign exchange loss (gain)	114,703	185,654	13,488	(22,375)
Legal fees	856,868	173,095	166,221	80,518
Listing and filing fees	565,597	66,284	50,080	49,015
Management fees	317,324	18,326	24,809	18,414
Office	2,099,928	185,941	196,233	88,520
Shareholder information	879,307	80,183	87,918	25,990
Stock-based compensation	2,255,179	752,200	1,502,979	-
Write-down of mineral properties (net of property option income)	3,758,531	-	65,645	788,618
	16,112,844	2,117,600	2,775,361	1,616,294
LOSS BEFORE UNDERNOTED ITEMS	(16,460,820)	(2,465,576)	(2,775,361)	(1,616,294)
OTHER INCOME (Note 9)	1,364,681	191,247	185,876	56,007
NON-CONTROLLING INTEREST	34,314	-	-	-
NET LOSS FOR THE PERIOD	$ (15,061,825)	$ (2,274,329)	$ (2,589,485)	$ (1,560,287)
Basic and diluted loss per share		$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding		161,549,405	128,966,619	75,427,985

See accompanying notes to the consolidated financial statements.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

(Canadian Dollars)

From inception on June 13, 1988 to February 28, 2006	Common shares without par value: Shares	Common shares without par value: Amount	Share Subscriptions and Special Warrants	Contributed Surplus	Deficit accumulated during the exploration stage	Total shareholders' equity
Issuance of common shares for cash	653,687	$ 163,422	$ -	$ -	$ -	$ 163,422
Net loss	-	-	-	-	(78,999)	(78,999)
Balance, February 28, 1989	**653,687**	**163,422**	-	-	**(78,999)**	**84,423**
Issuance of common shares for cash	1,917,184	510,451	-	-	-	510,451
Share issue costs	-	(5,325)	-	-	-	(5,325)
Net loss	-	-	-	-	(148,315)	(148,315)
Balance, February 28, 1990	**2,570,871**	**668,548**	-	-	**(227,314)**	**441,234**
Issuance of common shares for cash	615,934	506,514	-	-	-	506,514
Net loss	-	-	-	-	(175,407)	(175,407)
Balance, February 28, 1991	**3,186,805**	**1,175,062**	-	-	**(402,721)**	**772,341**
Issuance of common shares for cash	254,250	184,597	-	-	-	184,597
Issuance of common shares for resource property	85,000	85,000	-	-	-	85,000
Net loss	-	-	-	-	(176,247)	(176,247)
Balance, February 29, 1992	**3,526,055**	**1,444,659**	-	-	**(578,968)**	**865,691**
Issuance of common shares for cash	812,375	447,557	-	-	-	447,557
Issuance of common shares for acquisition of subsidiary	451,094	360,875	-	-	-	360,875
Issuance of common shares for resource property	45,000	39,150	-	-	-	39,150
Net loss	-	-	-	-	(191,160)	(191,160)
Balance, February 28, 1993	**4,834,524**	**2,292,241**	-	-	**(770,128)**	**1,522,113**
Issuance of common shares for cash	2,993,019	2,905,138	-	-	-	2,905,138
Issuance of common shares under consulting agreement	18,000	18,000	-	-	-	18,000
Issuance of common shares for finders fee on private placement	30,000	21,000	-	-	-	21,000
Issuance of common shares for commission on private placement	24,750	47,025	-	-	-	47,025
Issuance of common shares for resource properties	7,100	22,380	-	-	-	22,380
Share issue costs	-	(38,648)	-	-	-	(38,648)
Net loss	-	-	-	-	(298,217)	(298,217)
Balance, February 28, 1994	**7,907,393**	**5,267,136**	-	-	**(1,068,345)**	**4,198,791**
Issuance of common shares for cash	1,184,700	1,857,250	-	-	-	1,857,250
Issuance of common shares for resource properties	10,000	29,250	-	-	-	29,250
Issuance of common shares for finders fee	3,000	10,050	-	-	-	10,050
Issuance of common shares for flow-through private placement	25,000	75,000	-	-	-	75,000
Net loss	-	-	-	-	(344,462)	(344,462)
Balance, February 28, 1995	**9,130,093**	**7,238,686**	-	-	**(1,412,807)**	**5,825,879**
Issuance of common shares for cash	527,825	1,387,598	-	-	-	1,387,598
Issuance of common shares for resource properties	4,635	28,773	-	-	-	28,773
Issuance of common shares for finders fee	28,150	105,563	-	-	-	105,563
Issuance of common shares for flow-through private placement	25,000	75,000	-	-	-	75,000
Issuance of special warrants	-	-	3,192,967	-	-	3,192,967
Net loss	-	-	-	-	(651,252)	(651,252)
Balance, February 29, 1996	**9,715,703**	**8,835,620**	**3,192,967**	-	**(2,064,059)**	**9,964,528**
Issuance of common shares on conversion of special warrants	1,100,000	3,192,967	(3,192,967)	-	-	-
Issuance of common shares for cash	178,300	601,665	-	-	-	601,665
Issuance of common shares for resource properties	2,280	13,715	-	-	-	13,715
Issuance of common shares for finders fee	6,500	22,100	-	-	-	22,100
Net loss	-	-	-	-	(1,301,903)	(1,301,903)
Balance, February 28, 1997	**11,002,783**	**12,666,067**	-	-	**(3,365,962)**	**9,300,105**
Issuance of common shares for cash	75,000	90,000	-	-	-	90,000
Issuance of common shares for resource property	16,028	50,000	-	-	-	50,000
Issuance of special warrants	-	-	3,252,834	-	-	3,252,834
Net loss	-	-	-	-	(1,332,424)	(1,332,424)
Balance carried forward, February 28, 1998	**11,093,811**	**12,806,067**	**3,252,834**	-	**(4,698,386)**	**11,360,515**

See accompanying notes to the consolidated financial statements.

FORMATION CAPITAL CORPORATION
(An exploration stage company)

Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

From inception on June 13, 1988 to February 28, 2006	Common shares without par value: Shares	Amount	Share Subscriptions and Special Warrants	Contributed Surplus	Deficit accumulated during the exploration stage	Total shareholders' equity
Balance brought forward, February 28, 1998	**11,093,811**	**$ 12,806,067**	**$ 3,252,834**	**$ -**	**$ (4,698,386)**	**$ 11,360,515**
Issuance of common shares for cash	400,000	344,000	-	-	-	344,000
Issuance of common shares for resource property	26,000	27,460	-	-	-	27,460
Issuance of common shares on conversion of special warrants	3,187,410	3,252,834	(3,252,834)	-	-	-
Issuance of common shares for private placement	1,250,000	500,000	-	-	-	500,000
Share issue costs	-	(40,818)	(1,230)	-	-	(42,048)
Subscriptions for shares not yet issued	-	-	133,525	-	-	133,525
Net loss	-	-	-	-	(1,470,657)	(1,470,657)
Balance, February 28, 1999	**15,957,221**	**16,889,543**	**132,295**	**-**	**(6,169,043)**	**10,852,795**
Issuance of common shares for cash	6,481,000	1,722,000	(133,525)	-	-	1,588,475
Issuance of common shares on conversion of stock options	182,500	41,975	-	-	-	41,975
Exercise of share purchase warrants	2,906,400	726,600	-	-	-	726,600
Issuance of common shares for acquisition of non-controlling interest	93,000	69,750	-	-	-	69,750
Share issue costs	-	(178,627)	1,230	-	-	(177,397)
Net loss	-	-	-	-	(559,459)	(559,459)
Balance, February 29, 2000	**25,620,121**	**19,271,241**	**-**	**-**	**(6,728,502)**	**12,542,739**
Issuance of common shares for cash	3,100,000	1,085,000	-	-	-	1,085,000
Issuance of common shares on conversion of stock options	480,000	112,000	-	-	-	112,000
Exercise of share purchase warrants	1,051,500	399,275	-	-	-	399,275
Share issue costs	-	(150,072)	-	-	-	(150,072)
Subscriptions for shares not yet issued	-	-	770,000	-	-	770,000
Stock-based compensation	-	-	-	77,032	-	77,032
Net loss	-	-	-	-	(550,856)	(550,856)
Balance, February 28, 2001	**30,251,621**	**20,717,444**	**770,000**	**77,032**	**(7,279,358)**	**14,285,118**
Issuance of common shares for cash	5,390,000	2,153,602	(770,000)	-	-	1,383,602
Issuance of common shares on exercise of stock options	1,425,000	385,500	-	-	-	385,500
Exercise of share purchase warrants	700,000	280,000	-	-	-	280,000
Share issue costs	-	(166,075)	-	-	-	(166,075)
Subscriptions for shares not yet issued	-	-	236,280	-	-	236,280
Warrants valued on issue of promissory note	-	-	-	140,000	-	140,000
Stock-based compensation	-	-	-	60,343	-	60,343
Net loss	-	-	-	-	(593,050)	(593,050)
Balance, February 28, 2002	**37,766,621**	**23,370,471**	**236,280**	**277,375**	**(7,872,408)**	**16,011,718**
Issuance of common shares for cash	20,262,810	4,907,636	(236,280)	-	-	4,671,356
Issuance of common shares for debt settlement	1,211,675	307,676	-	-	-	307,676
Issuance of common shares for compensation	150,000	44,250	-	-	-	44,250
Share issue costs	-	(373,220)	-	-	-	(373,220)
Warrants valued on issue of debenture	-	-	-	694,405	-	694,405
Stock-based compensation	-	-	-	38,876	-	38,876
Net loss	-	-	-	-	(765,316)	(765,316)
Balance, February 28, 2003	**59,391,106**	**28,256,813**	**-**	**1,010,656**	**(8,637,724)**	**20,629,745**
Issuance of common shares for cash	43,495,275	10,637,400	-	-	-	10,637,400
Issuance of common shares for debt settlement	130,000	26,000	-	-	-	26,000
Issuance of common shares on exercise of stock options	915,000	205,700	-	-	-	205,700
Exercise of share purchase warrants	13,115,163	3,220,064	-	(131,375)	-	3,088,689
Issuance of common shares on conversion of debenture	3,440,000	498,447	-	(325,000)	-	173,447
Share issue costs	-	(950,945)	-	-	-	(950,945)
Stock-based compensation	-	-	-	48,840	-	48,840
Net loss	-	-	-	-	(1,560,287)	(1,560,287)
Balance carried forward, February 29, 2004	**120,486,544**	**41,893,479**	**-**	**603,121**	**(10,198,011)**	**32,298,589**

See accompanying notes to the consolidated financial statements.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

From inception on June 13, 1988 to February 28, 2006	Common shares without par value Shares	Amount	Share Subscriptions and Special Warrants	Contributed Surplus	Deficit accumulated during the exploration stage	Total shareholders' equity
Balance brought forward, February 29, 2004	**120,486,544**	**$ 41,893,479**	**$ -**	**$ 603,121**	**$ (10,198,011)**	**$ 32,298,589**
Issuance of common shares for cash	25,300,000	10,150,000	-	-	-	10,150,000
Issuance of common shares on exercise of stock options	2,401,565	619,435	-	-	-	619,435
Exercise of share purchase warrants	9,823,949	2,952,707	-	(23,000)	-	2,929,707
Employees options valuation - prior period adjustment	-	417,375	-	6,001	(423,376)	-
Share issue costs	-	(881,370)	-	-	-	(881,370)
Stock-based compensation	-	-	-	1,022,979	-	1,022,979
Share compensation (Note 8 (a) (iii))	1,200,000	480,000	-	-	-	480,000
Net loss	-	-	-	-	(2,589,485)	(2,589,485)
Balance, February 28, 2005	**159,212,058**	**55,631,626**	**-**	**1,609,101**	**(13,210,872)**	**44,029,855**
Issuance of common shares on exercise of stock options	543,435	134,268	-	(46,753)	-	87,515
Exercise of share purchase warrants	2,626,525	916,751	-	-	-	916,751
Stock-based compensation (Note 8 (a) (iii))	-	-	-	752,200	-	752,200
Net loss	-	-	-	-	(2,274,329)	(2,274,329)
Balance, February 28, 2006	**162,382,018**	**$ 56,682,645**	**$ -**	**$ 2,314,548**	**$ (15,485,201)**	**$ 43,511,992**

See accompanying notes to the consolidated financial statements.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

	Cumulative from inception on June 13, 1988 to February 28, 2006	For the years ended February 28, 2006	February 28, 2005	February 29, 2004
OPERATING ACTIVITIES				
Net loss for the period	$ (15,061,825)	$ (2,274,329)	$ (2,589,485)	$ (1,560,287)
Items not involving cash				
Depreciation	874,422	350,793	51,882	42,273
Financing costs	184,335	-	-	136,976
Gain on sale of investments (Note 9)	(356,924)	-	-	(695)
Write-down of mineral properties	3,957,613	-	65,645	788,618
Write-down of investments (Note 9)	53,052	-	-	-
Convertible debenture accretion	60,979	-	-	(21,739)
Non-controlling interest	(34,314)	-	-	-
Finder's fee settled by issuance of shares	22,100	-	-	-
Stock-based compensation	2,299,429	752,200	1,502,979	-
Change in working capital items (Note 12)	243,433	509,629	394,603	(305,385)
Precious metals inventory	(3,722,277)	(2,222,174)	(1,500,103)	-
	(11,479,977)	(2,883,881)	(2,074,479)	(920,239)
INVESTING ACTIVITIES				
Mineral property expenditures	(34,987,036)	(8,088,406)	(6,412,822)	(1,117,952)
Purchase of property, plant and equipment	(6,213,879)	(558,550)	(1,901,911)	(481,620)
Reclamation deposits	(19,323)	1,648	1,737	1,326
Proceeds on sale of investments	382,188	-	-	847
Proceeds on sale of property, plant and equipment	79,309	-	-	-
Acquisition of subsidiary	145,757	-	-	-
Acquisition of investments	(113,847)	-	-	-
	(40,726,831)	(8,645,308)	(8,312,996)	(1,597,399)
FINANCING ACTIVITIES				
Lease obligation	-	-	-	(5,197)
Share capital and special warrants issued for cash	56,913,873	1,004,266	13,699,142	13,931,790
Share and special warrant issue expenses	(2,982,604)	-	(881,370)	(950,945)
Share capital issued by subsidiary	112,500	-	-	-
Promissory notes	800,000	-	-	-
	54,843,769	1,004,266	12,817,772	12,975,648
NET CASH INFLOW (OUTFLOW)	2,636,961	(10,524,923)	2,430,297	10,458,010
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	13,161,884	10,731,587	273,577
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 2,636,961	$ 2,636,961	$ 13,161,884	$ 10,731,587
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:				
Cash	$ 1,036,961	$ 1,036,961	$ 1,111,884	$ 2,731,587
Short-term investments	1,600,000	1,600,000	12,050,000	8,000,000
	$ 2,636,961	$ 2,636,961	$ 13,161,884	$ 10,731,587

See accompanying notes to the consolidated financial statements.

(Canadian Dollars) **Page 2 of 2**

Supplemental Disclosure of Non-Cash Investing and Financing Activities

1/ The following transactions are not reflected in the consolidated statement of cash flows:

(a) During the year ended February 28, 2006:

(i) 3,445,000 stock options valued at $752,200 were granted to directors, consultants and employees (Note 8 (a) (iii)).

(b) During the year ended February 28, 2005:

(i) 2,895,000 stock options valued at $1,022,979 were granted to directors, consultants and employees (Note 8 (a) (iii)).

(ii) 1,200,000 common shares with a value of $480,000 were issued as compensation to the management (Note 8 (a) (iii)).

(c) During the year ended February 29, 2004:

(i) 505,000 stock options valued at $48,840 were granted to consultants and were capitalized to mineral properties.

(ii) 130,000 common shares and 65,000 share purchase warrants with a combined value of $26,000 were issued to a consultant to settle an amount owing. The services rendered by the consultant were capitalized to mineral properties.

(iii) 3,440,000 common shares with a value of $498,447 were issued upon conversion of the convertible debentures.

2/ Other Supplementary Information

	For the years ended		
	February 28, 2006	February 28, 2005	February 29, 2004
Interest paid	$ -	$ -	$ 112,501

1. NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a definitive feasibility study, whether these properties contain ore reserves which are economically recoverable. None of the Company's operations are conducted through joint venture entities.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho. The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material. Material is refined into high purity silver and gold bullion. The plant has the capacity to produce 10,000,000 ounces of silver and 350,000 ounces of gold annually. This facility was originally purchased by the Company in order to process the cobalt concentrate from its U.S. operations. During the year ended February 28, 2006, this facility processed high grade silver/copper material and dore and will have to be refurbished to process the cobalt concentrate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in these circumstances conform in all material respects with United States generally accepted accounting principles ("US GAAP") except as described in Note 14.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Formation Capital Corporation, U.S., a Nevada corporation, Essential Metals Corporation formerly known as Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Limited. ("Coronation"), a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company.

The Company consolidates those entities which are controlled by the Company.

Variable interest entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structure, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, Consolidation of Variable Entities ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company believes that it does not have any VIEs subject to consolidation.

All inter-company transactions and balances have been eliminated.

(b) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant balances and transactions affected by management estimates include the valuation of the various mineral properties, future income tax and stock compensation expense. Actual results may differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(d) Inventories

Inventories of precious metals are stated at the lower of cost and net realizable value. Inventories consist substantially of silver and gold metals and includes cost of materials and direct processing costs.

(e) Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net realizable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows.

For the year ended February 28, 2006 an impairment of $Nil was provided (February 28, 2005 - $65,645 and February 29, 2004 - $788,618).

(f) Property, plant and equipment

Property, plant and equipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5-20% per annum for buildings and 30% per annum on all other equipment and furniture and fixtures. Costs to refurbish acquired plant and equipment are deferred until the assets are put into commercial production.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over their fair value.

(g) Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Stock-based compensation

The Company follows Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-Based Compensation*, which requires that all stock-based awards made to non-employees and employees must be measured and recognized using fair value based method. Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(i) Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive. The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were anti-dilutive. Common equivalent shares excluded from the calculation of diluted loss per share comprised 8,510,000 stock options (2005 - 6,208,435; 2004 - 5,915,000) and 38,430,812 share purchase warrants (2005 - 41,079,699; 2004 - 36,591,148).

(j) Asset retirement obligations

The Company estimates the present value of asset retirement obligations when the related obligation is incurred and records it as a liability with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the related asset commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

(k) Foreign currency translation

The Company's and its subsidiaries' functional currency is the Canadian dollar. The subsidiary operations are regarded as being integrated with the parent company and therefore the temporal method of translation has been applied. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are also translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

(l) Revenue recognition

The Company earns mineral processing revenue from the purchase, processing and sale of minerals. Revenue is recorded once the processed product is shipped, title is transferred, the amount of proceeds are determinable and collection is reasonably assured.

(m) Comparative figures

Certain of the prior year's figures have been reclassified to conform to the current period's presentation.

3. PRECIOUS METALS INVENTORY

Inventories consist of:

	February 28, 2006	February 28, 2005
Silver inventory held at a financial institution	$ -	$ 1,114,591
Silver inventory	3,457,957	325,527
Gold inventory	264,320	59,985
	$ 3,722,277	$ 1,500,103

4. MINERAL PROPERTIES

Mineral properties consist of:

	February 28, 2006	February 28, 2005
Idaho Cobalt Belt		
Idaho Cobalt Project (See Schedule)	$ 28,575,110	$ 20,586,208
Black Pine	3,223,410	3,210,013
Badger Basin	103,599	101,551
	31,902,119	23,897,772
Other Projects		
Morning Glory/Wallace Creek	401,701	388,921
El Milagro	271,974	252,688
Queen of the Hills	37,781	31,143
Compass/Kernaghan	163,453	121,958
Virgin River	13,562	11,237
Other	70,368	68,833
	958,839	874,780
	$ 32,860,958	$ 24,772,552

(a) *Idaho Cobalt Belt*

(i) *Idaho Cobalt Project*

The Company has exercised its lease option agreement, with a company controlled by a director, whereby the Company earned a 100% interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 (paid) provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim.

4. MINERAL PROPERTIES (Continued)

(a) Idaho Cobalt Belt (continued)

(ii) Black Pine

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho which requires annual advance royalty payments of US$400 per claim to 2006. During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85 per pound, US$200 per claim if the average price of copper trades between US$0.85 to $0.89 per pound and US$400 per claim if the average price of copper trades above US$0.90 per pound. In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty ("NSR") of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments).

There have been no payments due since the amended agreement was concluded. During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year terms, which eliminate the requirement to make additional payments based on the price of copper, and to share on a 50/50 basis with the optioner any payments received from any prospective joint venture partner.

(iii) Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b) Other Projects

(i) Morning Glory/Wallace Creek

a) Morning Glory

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended to require annual payments based on the price of gold ranging from no payments to US$3,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. A total of US$39,900 (2005 - US$36,900) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 which includes the advance annual minimum royalty payments.

b) Wallace Creek

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

4. MINERAL PROPERTIES (Continued)

(b) Other Projects (continued)

(ii) El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000). During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos ($9,375) over three years. As at February 28, 2005, the total obligation has been satisfied and the Company has a 100% interest in the property.

(iii) Queen of the Hills

The Company holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho. During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to annual payments based on the price of gold ranging from no payments to US$1,400. A total of US$22,400 (2005 - US$21,000) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

(iv) Compass/Kernaghan

a) Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold. The optionee has the right to purchase one-half of the Company's net smelter returns royalty for $1,000,000. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100%.

b) Kernaghan Lake

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totalling $1,000,000 (deemed completed).

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest. The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

(v) Virgin River

During the year ended February 28, 1999, the Company entered into a joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

4. MINERAL PROPERTIES (Continued)

(b) Other Projects (continued)

(vi) Other

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan, Manitoba and Mexico.

5. PROPERTY, PLANT AND EQUIPMENT

	February 28, 2006			February 28, 2005		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$ 304,564	$ -	304,564	$ 304,564	$ -	$ 304,564
Plants undergoing refurbishment	3,004,789	-	3,004,789	4,497,829	-	4,497,829
Buildings	448,899	80,309	368,590	124,406	43,805	80,601
Equipment	2,060,443	498,377	1,562,066	335,944	201,901	134,043
Office furniture and fixtures	259,052	225,166	33,886	256,455	207,354	49,101
	$ 6,077,747	$ 803,852	$ 5,273,895	$ 5,519,198	$ 453,060	$ 5,066,138

During the year ended February 28, 2006, the Company began commercial production at its precious metals refinery plant and reallocated the applicable plant under refurbishment costs to Land, Buildings and Equipment and commenced depreciating those assets. The Company continues to defer the costs associated with refurbishing and constructing its cobalt hydrometallurgical plant.

6. INTEREST ON LONG-TERM DEBT

For the year ended February 29, 2004, interest on long-term debt includes $109,880 of deferred broker fees and expenses paid upon conversion of certain debentures on December 9, 2003 and February 24, 2004 and $27,096 of financing costs upon the conversion of promissory notes issued in 2002.

7. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 28, 2006	February 28, 2005	February 29, 2004
Statutory tax rate	35%	36%	36%
Recovery of income taxes computed at standard rates	$ 787,000	$ 923,000	$ 556,000
Effect of non-deductible expenses	(260,000)	(216,000)	(36,000)
Effect of lower tax rates of foreign jurisdictions	45,000	-	(5,000)
Tax losses not recognized in the period that the benefit arose	(572,000)	(707,000)	(515,000)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities are as follows:

	February 28, 2006	February 28, 2005	February 29, 2004
Future income tax asset			
Operating loss carry forwards	$ 12,079,343	$ 10,173,005	$ 8,714,956
Less: Valuation allowances	(4,656,660)	(4,092,538)	(3,797,869)
	7,422,683	6,080,467	4,917,087
Future income tax liability			
Accumulated cost base differences on assets	(7,422,683)	(6,080,467)	(4,917,087)
	$ -	$ -	$ -

The Company considers that it is more likely than not that a portion of the future income tax asset will not be realized and has therefore provided $4,656,660 (2005 - $4,092,538; 2004 - $3,797,869) of a valuation allowance.

At February 28, 2006, the Company had the following loss carryforwards available to reduce future income taxes otherwise payable:

Country	Amount	Expiry
United States	$ 26,504,000	2006 - 2026
Canada	6,046,000	2006 - 2016
Mexico	1,135,000	2006 - 2015

8. SHARE CAPITAL

(a) *Stock options*

(i) As at February 28, 2006, outstanding and exercisable stock options were as follows:

Number of Shares	Exercise Price	Expiry Date
50,000	0.50	April 19, 2006
2,470,000	0.15	May 12, 2006
275,000	0.54	March 30, 2007
2,545,000	0.50	September 28, 2007
750,000	0.40	January 04, 2008
340,000	0.54	March 30, 2008
2,080,000	0.40	January 04, 2009
8,510,000	$ 0.37	

(ii) As at February 28, 2006, outstanding, exercisable stock options were as follows:

	February 28, 2006	Weighted Average Exercise Price	February 28, 2005	Weighted Average Exercise Price	February 29, 2004	Weighted Average Exercise Price
Balance outstanding, beginning of year	6,208,435	$ 0.33	5,915,000	$ 0.22	4,500,000	$ 0.27
Activity during the year						
Options granted	3,445,000	0.42	2,895,000	0.50	3,800,000	0.19
Options exercised	(543,435)	0.16	(2,401,565)	0.26	(915,000)	0.22
Options cancelled/expired	(600,000)	0.50	(200,000)	0.53	(1,470,000)	0.27
Balance outstanding, end of year	8,510,000	$ 0.37	6,208,435	$ 0.33	5,915,000	$ 0.22

8. SHARE CAPITAL (Continued)

(a) Stock options (continued)

(iii) During the year ended February 28, 2006, 3,445,000 (2005 - 2,895,000) stock options were issued to directors, employees and consultants. Using the fair value method to value the stock options, $752,200 (2005 - $1,022,979) was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 90% (2005 - 99%) and a weighted average risk free rate of 3.7% (2005 - 3.52%).

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value based method of accounting for awards granted on or after March 1, 2002, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Year Ended February 29, 2004
Net loss	
As reported	$ (1,560,287)
Pro forma	$ (1,908,286)
Basic and fully diluted loss per share	
As reported	$ (0.02)
Pro forma	$ (0.03)

In addition to the stock options granted, during the year ended February 28, 2005, the Company recorded $480,000 of stock-based compensation expense for the 1,200,000 shares given to the Company's officers as compensation.

(b) Warrants

(i) Warrants outstanding at February 28, 2006 were as follows:

Number of Warrants	Exercise Price	Expiry Date
618,000	0.50	March 22, 2006
150,000	0.55	June 06, 2006
19,099,999	0.50	September 15, 2006
1,213,800	0.35	September 15, 2006
1,333,333	0.30	February 05, 2007
1,662,500	0.57	February 25, 2007
12,500,000	0.60	February 25, 2007
1,853,180	0.30	April 03, 2007
38,430,812	$ 0.51	

8. SHARE CAPITAL (Continued)

(b) *Warrants (continued)*

(i) On November 11, 2005 the Company announced that it has the conditional approval of the TSX to extend the expiry date to September 15, 2006 of 19,099,999 outstanding non-transferable share purchase warrants and 1,213,800 outstanding brokers warrants issued on December 5, 2003. At February 28, 2006, the expiry date of these warrants had not yet been extended.

(ii) The changes in warrants during the two previous years were as follows:

	February 28, 2006	Weighted Average Exercise Price	February 28, 2005	Weighted Average Exercise Price	February 29, 2004	Weighted Average Exercise Price
Balance outstanding, beginning of year	41,079,699	$ 0.50	36,591,148	$ 0.41	26,751,377	$ 0.32
Activity during the year						
Warrants issued	-	-	14,312,500	0.60	23,776,434	0.47
Warrants exercised	(2,626,525)	0.35	(9,823,949)	0.30	(13,115,163)	0.24
Warrants expired/ cancelled	(22,362)	0.23	-	-	(821,500)	0.50
Balance outstanding, end of year	38,430,812	$ 0.51	41,079,699	$ 0.50	36,591,148	$ 0.41

9. OTHER INCOME

	Cumulative from inception to February 28, 2006	February 28, 2006	February 28, 2005	February 29, 2004
Gain on deemed disposition	$ 67,046	$ -	$ -	$ -
Gain on sale of property, plant and equipment	13,747	-	-	-
Gain on sale of investments	276,131	-	-	695
Write-down of investments	(53,052)	-	-	-
Interest	1,060,809	191,247	185,876	55,312
	$ 1,364,681	$ 191,247	$ 185,876	$ 56,007

10. SEGMENTED INFORMATION

The Company's non-current assets by geographic location are as follows:

	February 28, 2006	February 28, 2005
Canada	$ 303,550	$ 283,541
United States	37,576,062	29,320,530
Mexico	274,563	255,589
	$ 38,154,175	$ 29,859,660

11. RELATED PARTY TRANSACTIONS

As at February 28, 2006, accounts payable include $2,028 (2005 - $5,221) due to directors and officers.

12. CHANGE IN WORKING CAPITAL ITEMS

	Cumulative from inception to February 28, 2006	February 28, 2006	February 28, 2005	February 29, 2004
Amounts receivable	$ (24,450)	$ 21,853	$ 34,953	$ (70,520)
Prepaid expenses	(141,425)	144,214	(86,639)	(171,351)
Accounts payable and accrued liabilities, relating to operating items	409,308	343,562	446,289	(63,514)
	$ 243,433	$ 509,629	$ 394,603	$ (305,385)

13. FINANCIAL INSTRUMENTS

(a) Fair value

The Company's financial instruments include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments approximates fair value.

(b) Financial risk

Financial risk is risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP. The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized as follows:

Consolidated Balance Sheets

	February 28, 2006	February 28, 2005
Total assets under Canadian GAAP	$ 44,681,835	$ 44,856,136
Decrease in mineral properties (a)	(32,860,958)	(24,772,552)
Decrease in property, plant and equipment (g)	(246,775)	-
Total assets under US GAAP	$ 11,574,102	$ 20,083,584
Total liabilities under Canadian and US GAAP	$ 1,169,843	$ 826,281
Shareholders' equity under Canadian GAAP	43,511,992	44,029,855
Cumulative mineral property adjustments (a)	(32,860,958)	(24,772,552)
Property, plant and equipment adjustment (g)	(246,775)	-
Shareholders' equity under US GAAP	10,404,259	19,257,303
Total liabilities and shareholders' equity under US GAAP	$ 11,574,102	$ 20,083,584

Consolidated Statements of Operations and Deficit

	Cumulative from inception on June 13, 1988 to February 28, 2006	February 28, 2006	February 28, 2005	February 29, 2004
Net loss under Canadian GAAP	$ (15,071,825)	$ (2,274,329)	$ (2,589,485)	$ (1,560,287)
Mineral property costs (a)	(32,860,958)	(8,088,406)	(6,347,177)	(404,174)
Stock-based compensation (c)	(243,930)	-	913,096	-
Finance costs (f)	156,598	-	-	73,880
Pre-operating costs (g)	(246,775)	(246,775)	-	-
Net loss under US GAAP	$ (48,266,890)	$ (10,609,510)	$ (8,023,566)	$ (1,890,581)
Basic and fully diluted loss per share under US GAAP		$ (0.07)	$ (0.06)	$ (0.03)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Shareholders Equity

February 28, 2006	Share Capital	Share Purchase Warrants	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total Shareholders' Equity
Balance under Canadian GAAP	$ 56,682,645	$ -	$ 2,314,548	$ (15,485,201)	$ 43,511,992
Stock-based compensation					
Consultant options (c) (i)	-	-	1,157,026	(1,157,026)	-
Retroactive effect (c) (ii)	(417,375)	-	(6,001)	423,376	-
Employees (c) (ii)	-	-	(913,096)	913,096	-
Cumulative mineral property adjustments (a)	-	-	-	(32,860,958)	(32,860,958)
Warrants (d)	(6,706,865)	7,061,895	(355,030)	-	-
Convertible debenture (f)	(156,598)	-	-	156,598	-
Property, plant and equipment adjustment (g)	-	-	-	(246,775)	(246,775)
Balance under US GAAP	$ 49,401,807	$ 7,061,895	$ 2,197,447	$ (48,256,890)	$ 10,404,259

February 28, 2005	Share Capital	Share Purchase Warrants	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total Shareholders' Equity
Balance under Canadian GAAP	$ 55,631,626	$ -	$ 1,609,101	$ (13,210,872)	$ 44,029,855
Stock-based compensation					
Consultant options (c) (i)	-	-	1,157,026	(1,157,026)	-
Retroactive effect (c) (ii)	(417,375)	-	(6,001)	423,376	-
Employees (c) (ii)	-	-	(913,096)	913,096	-
Cumulative mineral property adjustments (a)	-	-	-	(24,772,552)	(24,772,552)
Warrants (d)	(7,044,943)	7,399,973	(355,030)	-	-
Convertible debenture (f)	(156,598)	-	-	156,598	-
Balance under US GAAP	$ 48,012,710	$ 7,399,973	$ 1,492,000	$ (37,647,380)	$ 19,257,303

February 29, 2004	Share Capital	Share Purchase Warrants	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total Shareholders' Equity
Balance under Canadian GAAP	$ 41,893,479	$ -	$ 603,121	(10,198,011)	$ 32,298,589
Stock-based compensation (c) (i)	-	-	1,157,026	(1,157,026)	-
Cumulative mineral property adjustments (a)	-	-	-	(18,425,375)	(18,425,375)
Warrants (d)	(3,422,181)	3,800,211	(378,030)	-	-
Convertible debenture (f)	(156,598)	-	-	156,598	-
Balance under US GAAP	$ 38,314,700	$ 3,800,211	$ 1,382,117	$ (29,623,814)	$ 13,873,214

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows

	Cumulative from Inception on June 13, 1988 to February 28, 2006	February 28, 2006	February 28, 2005	February 29, 2004
OPERATING ACTIVITIES				
Operating activities under Canadian GAAP	$ (11,479,977)	$ (2,883,881)	$ (2,074,479)	$ (920,239)
Mineral property costs, net of payables (a)	(34,987,036)	(8,088,406)	(6,347,177)	(1,117,952)
Pre-operating costs (g)	(246,775)	(246,775)	-	-
Operating activities under US GAAP	$ (46,713,788)	$ (11,219,062)	$ (8,421,656)	$ (2,038,191)
INVESTING ACTIVITIES				
Investing activities under Canadian GAAP	$ (40,726,831)	$ (8,645,308)	$ (8,312,996)	$ (1,597,399)
Mineral property costs, net of payables (a)	34,987,036	8,088,406	6,347,177	1,117,952
Pre-operating costs (g)	246,775	246,775	-	-
Investing activities under US GAAP	$ (5,493,020)	$ (310,127)	$ (1,965,819)	$ (479,447)
FINANCING ACTIVITIES				
Financing activities under Canadian and US GAAP	$ 54,843,769	$ 1,004,266	$ 12,817,772	$ 12,975,648

(a) *Mineral property costs*

Canadian GAAP allows acquisition and exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP the Company expenses these costs until mining reserves are established on the related mining property. Under United States GAAP, the Company will commence deferring these expenditures subsequent to the completion of a bankable feasibility study.

(b) *Investments*

Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, classifies investments into three categories based on management's intentions and anticipated maturity dates of the investments. Under these three categories, the Company's investments would be categorized as available for sale securities. Accordingly, the investments would be carried at the quoted market value and the unrealized gains would be shown as a separate component of shareholders' equity. The effect of this GAAP difference and its impact on the Company's comprehensive income is nominal and has not been reflected in the primary reconciliation schedules.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) Accounting for stock-based compensation

(i) SFAS No. 123, *Accounting for Stock-Based Compensation,* requires the use of the fair value based method of accounting for stock options for non-employees. Under this method, compensation costs are measured at the grant date based on the fair value of the options granted and are recognized over the vesting period. For the years ending prior to February 28, 2001, Canadian GAAP did not require stock options granted to individuals other than employees or directors to be fair valued. Therefore, under US GAAP, the options granted to individuals other than employees and directors were fair valued under SFAS No. 123 and were recognized as a consulting expense. With effect from March 1, 2001, a new Canadian GAAP standard became effective and eliminated this GAAP difference.

(ii) Effective March 1, 2004 the Company adopted the new Canadian accounting standard for stock-based compensation to employees and directors, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed surplus over the vesting period based on the fair value of options granted to employees and directors. Upon the exercise of options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Under US GAAP the Company follows Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Under APB 25, companies are not required to record any compensation expense relating to options granted to employees and directors with an exercise price equal to the market price at the date of grant. The adjustment to the opening deficit as at March 1, 2004, in accordance with Canadian GAAP to recognize the stock-based compensation expense for stock options granted to employees and directors since March 1, 2002 was added back in accordance with US GAAP. Effective March 1, 2005, the Company adopted SFAS No. 123(R), *Share-Based Payment,* which requires the use of the fair value based method of accounting for options for both employees and non-employees. The Company adopted this statement on the modified perspective basis and the adoption of this statement eliminates the difference between US GAAP and Canadian GAAP on stock-based compensation of the Company.

Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value based method of accounting, the Company's net loss and loss per share under US GAAP would have been increased to the pro forma amounts indicated below:

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Net loss under US GAAP	$ (10,609,510)	$ (8,023,566)	$ (1,890,581)
Net loss - pro forma	$ (10,609,510)	$ (8,936,662)	$ (2,312,468)
Basic loss per share as reported	$ (0.06)	$ (0.06)	$ (0.03)
Basic loss per share - pro forma	$ (0.06)	$ (0.07)	$ (0.03)

(d) Warrants

Under Canadian GAAP, no separate distinction in shareholders' equity is made for warrants issued in conjunction with common shares.

Under US GAAP, warrants issued in conjunction with common shares are valued using an option pricing model and disclosed as a separate item in shareholders' equity. Although the Company issued such warrants, as each component would be included in shareholders' equity, there is no net effect on total shareholders' equity under US GAAP for each period reported.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d) *Warrants (continued)*

Under Canadian GAAP, amounts recorded for share purchase warrants issued in connection with a debt instrument are recorded at fair value as part of contributed surplus. For purposes of US GAAP, these amounts have been reclassified from "contributed surplus" to "share purchase warrants".

(e) *Comprehensive income*

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, *Reporting Comprehensive Income*, which is required to be adopted for fiscal years beginning on or after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. As defined in SFAS No. 130, the Company has determined that comprehensive loss is equivalent to net loss under US GAAP except for the minor difference noted in Note 14 (b).

(f) *Compound instruments*

During 2003 the Company issued a convertible debenture. Under Canadian GAAP, the debenture is bifurcated between its equity and liability components. The liability component is then accreted to its face value over the expected life of the instrument. Accreted amounts are expensed as finance costs. In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities*. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. The convertible debenture issued by the Company would be accounted as a liability. SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.

(g) *Pre-operating costs*

Canadian GAAP allows pre-operating costs to be capitalized during the period prior to the new business is ready to commence commercial operations. Under United States GAAP, the Company will expense these expenditures as incurred.

(h) *Recent accounting pronouncements*

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R will supersede APB Opinion 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. SFAS 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date is March 1, 2006. The Company adopted this statement on the modified prospective basis beginning March 1, 2006.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h) *Recent accounting pronouncements (continued)*

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29. The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

In March 2005, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. The Company does not expect adoption of SAB No. 107 to have a material effect on the Company's financial position, result of operations and cash flows.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs Applicable to Sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-6 will have no impact.

In March 2005, the FASB issued Interpretation 47 ("FIN 47"), Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 ("APB 20") and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this standard on March 1, 2006. We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated results of operations, financial condition and cash flows.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h) Recent accounting pronouncements (continued)

In June 2005, the FASB issued Staff Position Paper ("FSP") 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109. The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained. The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted). The comment period ended September 12, 2005. The Company does not expect the proposed Interpretation to have a material impact on its results.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R) ("FSP 123(R)-2"). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company does not anticipate that the implementation of this Statement will have a significant impact on our results of operations.

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards ("FSP 123(R)-3"). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The Company does not expect this statement to have a material impact on its results.

15. COMMITMENTS

(a) The Company has certain obligations with respect to mineral property expenditures (Note 4).

(b) Pursuant to employment agreements the Company may be obligated to pay up to $2,681,700 if certain management is terminated without cause or good reason.

(c) The Company has annual operating lease commitments of approximately $75,000 for each of the next four years.

(d) The Company has certain contractual commitments related to the Idaho Cobalt Project totalling $355,910 to be incurred in the next fiscal year.

16. SUBSEQUENT EVENTS

The Company issued 2,670,000 common shares for proceeds of $440,500 on the exercise of share purchase warrants and stock options after February 28, 2006.

Schedule of Expenditures for Idaho Cobalt Project

(Canadian Dollars)

	February 28, 2006	February 28, 2005
Idaho Cobalt Project		
Mineral property acquisition costs	$ 27,544	$ 202,888
Drilling	1,148,899	1,626,548
Field supplies and expenses	125,058	22,465
Engineering and consulting	3,268,644	876,144
Permitting	1,083,499	1,563,148
Communications	412,496	253,164
Automobile	2,452	1,022
General property expenses	105,881	62,320
Insurance	48,173	19,472
Reclamation	593	1,722
Base line studies	201,869	763,511
Environment Impact Study Contract & Supervision	1,563,794	841,971
	7,988,902	6,234,376
EXPENDITURES, BEGINNING OF YEAR	20,586,208	14,351,832
EXPENDITURES, END OF YEAR	$ 28,575,110	$ 20,586,208

DIRECTORS AND OFFICERS

Mari-Ann I. Green, B.A.
Chairman & C.E.O.
Director

J. Scott Bending, B.Sc., P.Geo.
President
Director

J. Paul Farquharson, B.B.A.
Chief Financial Officer
Senior VP

W. G. (Bill) Scales, B.Sc.
Director
Executive VP

James B. Engdahl
Director

Robert J. Quinn, B.S., J.D.,
Director

Robert G. Metka, B.Sc., Eng., M.B.A.
Director

David M. Stone, Ph.D, P. E., P.Eng., M.B.A
Director

Jeffery T. K. Fraser, B.Comm., LLB.
Corporate Secretary

LEGAL COUNSEL

Lexas Law Group - Vancouver, BC

Cassels, Brock & Blackwel - Toronto, ON

Baird, Hanson Williams LLB - Boise, ID

Rios Zertuche, Gonzalez Lutteroth y

Rodriguez, S.C - SLP, Mex.

TRANSFER AGENT

Computershare Trust Company
of Canada

HEAD OFFICE

Suite 1510 - 999 West Hastings Street
Vancouver, BC, V6C 2W2, Canada
Phone: (604) 682-6229, Fax: (604) 682-6205
Email: inform@formcap.com

IDAHO EXPLORATION OFFICE

812 Shoup Street
Salmon, ID, USA 83467
Phone:(208) 756-4578, Fax:(208) 756-2573
Email: informus@formcap.com

SUNSHINE PRECIOUS METALS REFINERY

1098 Big Creek Road
Kellogg, ID, USA 83837
Phone:(208) 783-269, Fax:(208) 783-2772
Email: info@sunshinerefinery.com

MEXICO EXPLORATION OFFICE

Minera Terranova S.A. de C.V.
c/o Sr. Rodolfo Castillo Ramirez
Independencia No. 718 108, C.P. 76000
San Luis Potosi, S.L.P., Mexico
Tel & Fax:(011) 52-444-12-5959

STOCK INFORMATION

Formation Capital Corporation is listed on the Main Board of the Toronto Stock Exchange and trades under the symbol: FCO

S.E.C. Exemption: 12g32b #82-2783
Common shares authorized: Unlimited
Common shares issued and outstanding
as at May 26, 2006: 165,052,018

CORPORATE INFORMATION

NOTICE

The Annual General Meeting of Formation Capital Corporation will be held on Friday, June 23, 2006 at Suite 1510 - 999 West Hastings Street, Vancouver, British Columbia, at 10 a.m., PST





FORMATION

FCO.TSX

www.formcap.com
www.sunshinerefinery.com
www.idahocobalt.com

FORMATION CAPITAL CORPORATION
2006 ANNUAL REPORT